N E W S R E L E A S E

TALISMAN ENERGY ANNOUNCES RAM AREA EXPLORATION SUCCESS

CALGARY, Alberta - November 9, 2006. Talisman Energy Inc. has announced initial results from an emerging exploration play in west central Alberta.

The Ram area is located southwest of Talisman’s successful Central Alberta Foothills structural play. The Company has built a substantial land position in the area with over 48,000 acres (76 sections), 100% Talisman working interest. The majority of prospective gas zones are relatively shallow (less than 2,000 metres) with multi-zone potential and an H2S content of less than one per cent.

“The potential from the Ram area could be significant for Talisman,” said Dr. Jim Buckee, President and Chief Executive Officer. “The discovery of potentially commercial gas in the Cambrian section represents a first in Alberta and a significant exploration success. Ram demonstrates our ability to identify and develop new, high value, natural gas exploration and development opportunities in the Basin.”

The initial discovery well, 12-20-38-13W5, tested gas from three zones at a combined rate of 17 mmcf/d (gross raw gas). Follow-up drilling has resulted in three successful wells that have potential in one or more zones and have, in aggregate, tested at more than 20 mmcf/d (gross raw gas).

Although still early in the exploration stage, contingent and prospective natural gas resources on Talisman’s Ram acreage are estimated to be between 200 - 300 bcf. Talisman plans to spend approximately $100 million on equipment, infrastructure and drilling in the area next year, with a further eight wells expected in 2007. Engineering work has commenced on the infrastructure required to bring this gas to market, with construction expected to begin in late 2006. First production is expected in the third quarter of 2007, with potential exit rates of 30-50 mmcf/d (net sales).

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

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11/9/2006

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
       & Investor Communications      Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210    Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com    Email:  tlm@talisman-energy.com

40-06

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: the potential of the Ram area to Talisman; estimates of potential commerciality, resources and production net to Talisman; business plans for drilling, exploration and development; the estimated amounts and timing of capital expenditures; the estimated timing of new infrastructure; business strategy and plans; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this press release. Statements which discuss business plans for drilling, exploration and development contained in this press release may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•	the Company’s ability to implement its business strategy.
We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis - Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

Talisman makes reference to production volumes in this press release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

In this press release, Talisman refers to contingent and prospective resources, as defined by the Society of Petroleum Engineers/World Petroleum Congress, which are inherently more uncertain than proved reserves and which U.S. oil and gas companies are prohibited from including in reports filed with the SEC.